September 30, 2019

VIA EDGAR

United States Securities and Exchange Commission (the “Commission”)

Attn: John Stickel

Division of Corporation Finance

CF Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Re:	Allied Esports Entertainment, Inc.
Registration Statement on Form S-3 (File No. 333-233856)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Allied Esports Entertainment, Inc. (the “Company”) requests acceleration of the effectiveness of the above-referenced Registration Statement so that the same shall become effective as of 8:00 a.m., Eastern Daylight Time, on October 3, 2019, or as soon thereafter as possible.

The Company hereby acknowledges that:

•	there have been no material trends, events or transactions that arose after the June 30, 2019 financial statements included in the registration statement that would materially affect an investor’s understanding of the Company’s financial condition and results of operations;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments regarding this request, please call Brad Pederson (612-672-8341) at Maslon LLP, legal counsel to the Company. The Company authorizes Mr. Pederson to orally modify or withdraw this request for acceleration.

Sincerely,

ALLIED ESPORTS ENTERTAINMENT, INC.

By: /s/ Frank Ng
Frank Ng
Chief Executive Officer